UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

BALLY’S CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

05875B106

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Standard General L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,589,849

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,589,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,589,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Soohyung Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,589,849

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,589,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,589,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

AMENDMENT NO. 24 TO SCHEDULE 13D
This Amendment No. 24 to Schedule 13D (the “Amendment”) relates to Common Stock, par value $0.01 per share (“Common Stock”), of Bally’s Corporation, a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D that was originally filed on March 29, 2019 and amended on June 26, 2019, July 15, 2019, August 2, 2019, November 19, 2019, February 13, 2020, February 20, 2020, August 7, 2020, September 17, 2020, November 20, 2020, December 15, 2020, March 30, 2021, April 6, 2021, April 16, 2021, April 22, 2021, August 11, 2021, October 8, 2021, December 9, 2021, January 25, 2022, May 5, 2022, July 15, 2022, July 29, 2022, March 11, 2024 and March 19, 2024 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.
This Amendment is being filed to amend and supplement Items 3, 4, 5, 6 and 7 of the Schedule 13D as set forth below.
Item 3. Source and Amount of Funds or Other Consideration
The information contained in Item 4 is incorporated by reference into this Item 3.
Item 4. Purpose of Transaction
Item 4 is hereby amended and supplemented by adding the following at the end thereof:
On July 25, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SG Parent LLC, a Delaware limited liability company and affiliate of the Reporting Persons (“Parent”), The Queen Casino & Entertainment, Inc., an affiliate of Reporting Persons (“Queen”), Epsilon Sub I, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub I”), Epsilon Sub II, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub II”), and, solely for purposes of specified provisions of the Merger Agreement, SG CQ Gaming LLC, a controlling stockholder of Queen and an affiliate of the Reporting Persons (“SG Gaming”).
Pursuant to the Merger Agreement, and on the terms and subject to the conditions of the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”): (i) SG Gaming will contribute all shares of common stock of Queen held by SG Gaming (such shares, the “Queen Contributed Shares”) to the Issuer in exchange for a total of 26,909,895 newly issued shares of Common Stock based on a 2.45368905950 share exchange ratio (such shares of Common Stock, the “Contribution Shares” and such contribution of Queen Contributed Shares and issuance of shares of Common Stock in exchange therefor, the “Queen Share Contribution”); (ii) Merger Sub I will merge with and into the Issuer (the “Issuer Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”); and (iii) Merger Sub II will merge with and into Queen (the “Queen Merger,” and together with the Issuer Merger, the “Mergers”), with Queen surviving the Queen Merger as a direct, wholly owned subsidiary of the Issuer and the remaining shares of common stock and common stock equivalents of Queen (approximately 1,443,624 of which are currently outstanding, excluding the Queen Contributed Shares) will be exchanged for newly issued shares of Common Stock based on the 2.45368905950 share exchange ratio.
Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Issuer Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock: (i) owned by the Issuer or any of the Issuer’s wholly owned subsidiaries; (ii) owned by holders exercising statutory appraisal rights; (iii) that are Contribution Shares; or (iv) owned by holders who have elected to have such shares remain issued and outstanding following the Issuer Merger (each such share of Common Stock for which such election is validly made and not revoked, a “Rolling Share,” and each such election, a “Rolling Share Election”)) will be converted into the right to receive cash consideration equal to $18.25 per share of Common Stock (the “Per Share Price”). Each holder of shares of Common Stock (other than the Issuer or its subsidiaries) will have the option to make a Rolling Share Election.

In order to fund a portion of the cash consideration required for the consummation of the Issuer Merger, Parent has obtained a debt commitment letter providing for, among other things, the availability of up to $500,000,000 of senior secured first-lien debt financing (the “Financing”), which Parent will, prior to the Closing, assign to the Issuer in order to facilitate the consummation of the transactions contemplated by the Merger Agreement. The cash proceeds from the Financing, in conjunction with the Issuer’s existing resources, will be used by the Issuer to effectuate the Mergers and fund the Per Share Price to be paid to the Issuer’s stockholders for their shares of Common Stock that are not Rolling Shares.
The closing of the Queen Share Contribution and the Mergers is subject to the adoption of the Merger Agreement by (i) the affirmative vote of the holders of a majority of all of the outstanding shares of Common Stock entitled to vote thereon; and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Common Stock held by the Unaffiliated Company Stockholders (as defined in the Merger Agreement), which excludes, among others, (a) Parent, Standard RI, SBG Gaming, LLC (“SBG Gaming”), Mr. Noel Hayden and their respective affiliates and those members of the Board of Directors of the Issuer who are employees of Parent, SBG Gaming or any of their respective affiliates and (b) the executive officers of the Issuer. The closing of the Queen Share Contribution and the Mergers is also subject to other customary closing conditions, including, among others, approvals under applicable gaming regulations.
The Reporting Persons negotiated the Merger Agreement with a special committee of the Board of Directors of the Issuer consisting solely of independent and disinterested directors (the “Special Committee”). As previously disclosed, Standard General submitted a proposal to the Issuer with respect to a potential transaction on March 11, 2024 that was conditioned on the recommendation of the Special Committee and the approval of holders of a majority of the outstanding shares of Common Stock not held by Standard General or parties affiliated with Standard General.
Concurrently with the execution and delivery of the Merger Agreement, Parent and the Issuer entered into separate support agreements (collectively, the “Support Agreements”) with each of the following stockholders of the Issuer: (i) Standard RI, an affiliate of the Reporting Persons, (ii) SBG Gaming, and (iii) Noel Hayden. Pursuant to the Support Agreements, on the terms and subject to the conditions therein, each of Standard RI, SBG Gaming, and Mr. Hayden has agreed to (a) vote all shares of Common Stock over which such stockholder has voting power in favor of the adoption of the Merger Agreement and the approval of the Issuer Merger, (b) abide by restrictions on the transfer of certain shares of Common Stock and other existing equity securities in the Issuer held by each such stockholder, and (c) to make a valid Rolling Share Election with respect to all of the shares of Common Stock owned by such holder as of the election deadline for making Rolling Share Elections and/or rollover all of such holder’s other existing equity securities in the Issuer into equity securities of the Surviving Corporation. The Reporting Persons hereby disclaim beneficial ownership of the shares of Common Stock or other equity securities held by, or membership in any group including, SBG Gaming and/or Mr. Hayden.
The foregoing descriptions of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 99.5, 99.6, 99.7, and 99.8, which are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
(a) and (b) See Items 7-13 of the cover pages and Item 2 above.
(c) The Reporting Persons did not effect any transactions in shares of the Issuer’s Common Stock during the sixty day period prior to the filing of this Schedule 13D.
The percentages reported herein are based on a statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the Securities and Exchange Commission on May 3, 2024, that there were 40,484,950 shares of the Issuer’s Common Stock outstanding as of April 26, 2024.
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information contained in Item 4 is incorporated by reference into this Item 6.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented by adding the following at the end thereof:
Exhibit Number	Description
99.5*
Agreement and Plan of Merger, dated as of July 25, 2024, by and among SG Parent LLC, The Queen Casino & Entertainment, Inc., Bally’s Corporation, Epsilon Sub I, Inc., Epsilon Sub II, Inc., and, solely for purposes of specified provisions thereof, SG CQ Gaming LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bally’s Corporation on July 25, 2024).

99.6*
Support Agreement, dated as of July 25, 2024, by and among Bally’s Corporation, Standard RI Ltd., and SG Parent LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Bally’s Corporation on July 25, 2024).

99.7*
Support Agreement, dated as of July 25, 2024, by and among Bally’s Corporation, SBG Gaming, LLC, and SG Parent LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Bally’s Corporation on July 25, 2024).

99.8*
Support Agreement, dated as of July 25, 2024, by and among Bally’s Corporation, Noel Hayden, and SG Parent LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Bally’s Corporation on July 25, 2024).

*
Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601. The Reporting Persons will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 26, 2024

STANDARD GENERAL L.P.

	By:	/s/ Joseph Mause
	Name:	Joseph Mause
	Title:	Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim